Exhibit 99.4

MAGNA INTERNATIONAL INC.

TALENT OVERSIGHT AND COMPENSATION COMMITTEE CHARTER

Purpose

This Charter has been adopted by the Board of Directors of the Corporation (the “Board”) to assist the Talent Oversight and Compensation Committee (the “Committee”) and the Board in the exercise of their responsibilities, particularly by defining the scope of the Committee’s authority in respect of its oversight of talent management, executive compensation and certain other matters delegated to it by the Board.

Where used in this Charter, the term “Executive Management” has the meaning ascribed to it in the Corporation’s Board Charter.

Role and Responsibilities of the Committee

1.	The Board has delegated to the Committee the responsibility for the following matters:

Talent Management and Succession Planning

(a)	Talent Management: overseeing the Corporation’s approach to talent management, including by satisfying itself as to the effectiveness of the Corporation’s strategies, initiatives and programs related to:

▪	employer branding;

▪	talent attraction, recruitment and retention; and

▪	employee training and development.

(b)	Enhancing Diversity: monitoring the effectiveness of programs aimed at advancing diversity within the Corporation’s workforce.

(c)	Leadership Development and Succession Planning: satisfying itself that the Corporation’s general approach to leadership development and succession planning for critical roles achieves the objectives set forth in the Board Charter, including by:

▪	managing such matters delegated to it by the Board from time to time with respect to succession planning for the Chief Executive Officer;

▪	monitoring succession plans for direct reports to the Chief Executive Officer; and

▪	reviewing initiatives aimed at providing development opportunities for high potential employees.

Executive and Incentive Compensation

(d)	Executive Compensation System: making recommendations to the Board with respect to the Corporation’s overall system of executive compensation and its alignment with the Corporation’s strategy, culture and values.

(e)	Chief Executive Officer’s Performance: developing and administering a process by which the Board can assess the Chief Executive Officer’s performance, including by:

▪	establishing performance goals and objectives in conjunction with the Chief Executive Officer;

▪	assessing the Chief Executive Officer’s performance against such goals and objectives, based on feedback from the Board; and

▪	making recommendations to the Board regarding the Chief Executive Officer’s compensation based on such assessment.

(f)	Compensation of Executive Management: determining and making recommendations to the Board with respect to all direct, indirect and incentive compensation, as well as benefits and perquisites (cash and non-cash) for members of Executive Management.

(g)	Equity Compensation Awards: reviewing and making recommendations to the Board regarding equity compensation awards proposed to be made pursuant to any of the following plans (collectively, the “Equity Compensation Plans”), including designating the employees to whom the awards are to be made, applicable grant values, as well as the terms and conditions applicable to each award:

▪	Amended and Restated 2009 Stock Option Plan;

▪	Performance Stock Unit Plan;

▪	2022 Treasury Performance Stock Unit Plan; and

▪	any successor, replacement or additional plan pursuant to which Common Shares of the Corporation may be issued or purchased in the secondary market for executive compensation purchases.

(h)	Compensation Agreements: overseeing and approving the form of all employment, termination, equity grant and other compensation agreements between the Corporation and members of Executive Management.

(i)	Share Ownership: reviewing and recommending to the Board share ownership guidelines for members of Executive Management.

(j)	Executive Compensation Disclosure: annually overseeing the development of the Compensation & Performance Report, Compensation Discussion & Analysis and other elements of executive compensation disclosure for inclusion in the Corporation’s management information circular and/or other public disclosure documents of the Corporation.

(k)	Equity Compensation Plans: administering the Equity Compensation Plans and any successor or replacement plans thereto, together with all other plans involving the issuance of securities of the Corporation, including by reviewing and recommending to the Board all amendments to such plans.

(l)	Compensation Risk: assessing:

▪	whether the Corporation’s system of executive compensation encourages excessive risk-taking; and

▪	the effectiveness of elements of such system intended to mitigate such excessive risk,

and making such recommendations to the Board as may be appropriate with respect to the foregoing.

(m)	Compensation Advisor: retaining and overseeing the work of an independent compensation advisor in connection with the compensation of Executive Management or the Corporation’s directors, including the sole authority for approving any such advisor’s fees, terms of engagement and performance.

(n)	“Say on Pay” and Shareholder Engagement: considering the results of the Corporation’s annual advisory shareholder resolution on executive compensation (“Say on Pay”), engaging with shareholders on the Corporation’s approach to executive compensation and making recommendations to the Board based on the foregoing.

Pension Plans

(o)	Administrator: acting as the administrator of the Corporation’s pension plan for purposes of applicable Canadian legislation and overseeing the management of the Corporation’s pension obligations.

(p)	Amendment and Termination: exercising the same powers as the Board with respect to the amendment and termination of any pension plan of the Corporation or any subsidiary.

Employee Health & Safety

(q)	Occupational Health & Safety Compliance: satisfying itself regarding the effectiveness of the Corporation’s policies and programs to promote occupational health and safety, including by:

▪	monitoring the Corporation’s compliance with applicable occupational health and safety laws in the jurisdictions in which the Corporation operates; and

▪	receiving and reviewing the annual report from the Corporation’s Health & Safety Department regarding health and safety audit/inspection performance.

Risk Oversight

(r)	Risk Oversight: assessing the Corporation’s material risk exposures relating to the responsibilities above, together with the Corporation’s actions to identify, monitor and mitigate such exposures.

Reporting to Board

(s)	Reporting: reporting to the Board at least annually with respect to the Committee’s activities in respect of each fiscal year.

Size, Composition and Independence

2.	Size: The Committee shall be composed of not less than three (3) nor more than five (5) members. The Board shall annually appoint the members of the Committee and a Chair from amongst those appointed, to hold office until the next annual meeting of shareholders of the Corporation. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring from time to time shall be filled by the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director of the Corporation.

3.	Independence: All of the members of the Committee shall meet the independence standards specified under applicable law, currently being Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators.

4.	Independent Advisors: The Committee may retain and compensate such outside compensation, legal and other advisors at the expense of the Corporation as it deems reasonably necessary to assist and advise the Committee in carrying out the Committee’s duties and responsibilities.

5.	Role of Committee Chair: The Committee Chair shall generally provide leadership to enhance the effectiveness of the Committee and act as the liaison between the Committee and the Board as well as between the Committee and Executive Management. The Committee Chair shall also manage the Committee’s activities and meetings, manage any outside legal or other advisors retained by the Committee and manage the process of reporting to the Board on the Committee’s activities and related recommendations.

6.	Secretary of the Committee: Unless otherwise determined or approved by the Committee, the Secretary or an Assistant Secretary of the Corporation shall act as the Secretary of the Committee. In the absence of the Secretary or an Assistant Secretary, the Committee shall select an individual to act as the Secretary of the Committee. The Secretary of the Committee shall keep minutes of Committee meetings and such minutes shall be retained in the corporate records of the Corporation.

Committee Meeting Administration

7.	Meetings: The Committee shall meet periodically as required in order to carry out its duties and responsibilities but shall meet at least annually to address the matters specified in the following Sections of this Charter:

▪	1(a) – Talent Management;

▪	1(c) – Leadership Development and Succession Planning;

▪	1(e) – Chief Executive Officer’s Performance;

▪	1(g) – Equity Compensation Awards;

▪	1(j) – Executive Compensation Disclosure;

▪	1(q) – Occupational Health & Safety Compliance;

▪	1(r) – Risk Oversight;

▪	1(s) – Reporting; and

▪	15 – Annual Review.

Meetings of the Committee may be called by the Committee Chair, any member of the Committee, Board Chair, Chief Executive Officer, Chief Financial Officer, Chief Legal Officer or the Secretary of the Corporation. The Committee shall generally hold sessions without members of management present at each scheduled meeting.

8.	Minimum Attendance: Each member of the Committee is expected to use all reasonable efforts to attend a minimum of 75% of all regularly scheduled Committee meetings, except to the extent that any absence is due to medical or other valid reasons.

9.	Notice of Meeting: Unless otherwise determined or approved by the Committee, the Secretary of the Committee shall provide notice of each meeting of the Committee to the following persons, all of whom shall be permitted to attend each Committee meeting:

▪	the Committee Chair and each member of the Committee;

▪	the Chief Executive Officer, the Chief Financial Officer and Chief Legal Officer of the Corporation; and

▪	any other person whose attendance is deemed necessary or advisable by the Committee Chair.

10.	Committee Access to Employees and Others: For the purpose of performing their duties and responsibilities, the members of the Committee shall have full access to and the right to discuss any matters relating to such duties with any or all of:

▪	any employee of the Corporation; and/or

▪	any advisors to the Corporation (including advisors retained by the Committee),

as well as the right to inspect all applicable books and records of the Corporation and its subsidiaries and shall be permitted to discuss such books and records and any other matters within the Committee’s mandate with any of the foregoing.

11.	Meeting Agendas: The Committee Chair shall establish a preliminary agenda for each Committee meeting with the assistance of the Secretary of the Corporation. Any director or other person entitled to call a meeting may request items to be included on the agenda for any meeting.

12.	Meeting Materials: To the extent reasonably practicable, meeting materials shall be distributed sufficiently in advance of Committee meetings to permit members to properly review and consider such materials.

13.	Quorum: A majority of the members of the Committee shall constitute a quorum and all actions of the Committee shall be taken by a majority of the members present at the meeting. If the Committee only has two members as a result of a vacancy on the Committee, both members shall constitute a quorum.

Delegation of Responsibility

14.	Right of Delegation: Subject to applicable law, the Committee may from time to time delegate one or more of its duties and responsibilities under this Charter to the Committee Chair, any other member of the Committee or any sub-committee of the Committee.

Review and Revision of Charter

15.	Annual Review: The Committee shall annually review this Charter and recommend to the Board such changes as it deems advisable.

Board Approved: June 30, 2022

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